Mail Stop 3561

May 20, 2008

Allan Richards, Senior Vice President
The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, NJ 07645

>   **Re: The Great Atlantic & Pacific Tea Company, Inc.**
>   **Form 10-K for Fiscal Year Ended February 24, 2007**
>   **Filed April 25, 2007**
>   **File No. 1-4141**

Dear Mr. Richards:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief

cc: Brenda M. Galgano
        Melissa E. Sungela